
Foundation Collection
PERFORMANCE OCEANWEAR
LOCL

Dear Partners,

LOCL® is creating a premium niche in the global surfwear market.

After our debut in Autumn 2019, we intend to grow the LOCL® range and become synonymous with the highest levels of performance, quality and style. Our mission is to become the world's most culturally distinctive and respected surfing apparel brand through an unwavering commitment to quality, design, innovation, customer experience, and social and environmental causes.

We believe that companies today need to set the example for those of tomorrow. Through partnerships with bluesign®, Surfrider®, Oceana® and others, we will be at the forefront of environmental giving and social responsibility. Our customers will be a part of the solution.

Thank you for believing in us. We look forward to seeing you out there.

Sincerely,

Jonathan Rath
Founder & CEO

WE ARE THE NEW STANDARD

"IF THE SINS OF MODERN SURFING — THE CROWDED LINEUPS AND OVERHYPED COMPETITION — HAD ORIGINATED IN CALIFORNIA, THEN PERHAPS IT WAS TIME TO SET THINGS RIGHT. OR AT LEAST TO SAFEGUARD THE GOOD THAT WAS LEFT. THIS WAS THE THINKING. LOCALISM, ALWAYS, WAS DEFINED AS A KIND OF RETURN TO PURITY."

Matt Warshaw, *The History of Surfing*



WINTER ANORAK



PROTECTION FROM WINTER SURFING'S ELEMENTS

The LOCL® Winter Anorak is our warmest performance jacket for serious winter surf exploration. Designed as a cold-weather outer layer to protect against frigid temperatures, wind and rain. Premium quality PrimaLoft® GOLD insulation, a performance Schoeller® microfiber shell, and a slim silhouette make the LOCL® Anorak as stylish as it is functional. Versatile enough to be worn downtown or while overlooking Atlantic lines on the bluffs of the Azores. This jacket is warm, weatherproof, and one of the finest pieces of surfing outerwear in the world.

KEY FEATURES

- Schoeller® microfiber performance shell
- 300 grams of PrimaLoft® GOLD insulation
- Pertex® Quantum™ microfiber quilted liner
- Riri® Simmetrica weatherproof zippers
- High storm collar for wind protection
- Breathable water-resistant membrane
- 100% windproof seam-sealed construction
- Two front zip 2-in-1 side pockets
- Two interior zippered pockets
- Anchored bottom-hem adjusters
- Interior audio cord valve

AVAILABLE COLORS

- Black with Black interior
- Fog Grey with Charcoal interior
- Navy with Pop Blue interior

RETAIL - $595

WINTER EXPLORER



MULTI-PURPOSE WINTER SURFING WARMTH

The LOCL® Winter Explorer is a warm, highly functional performance surfing jacket designed for style in cold weather. Engineered to protect you from inclement weather and to work as an all-in-one global travel piece. This jacket is equally at home downtown or while overlooking the cold water setups of Donegal. Highest quality PrimaLoft® GOLD insulation and a performance Schoeller® microfiber shell help make the LOCL® Winter Explorer a world-class piece of outerwear. This jacket is ready to meet winter's elements, and designed to take you to distant regions in comfort and style.

KEY FEATURES

- Schoeller® microfiber performance shell
- 200 grams of PrimaLoft® GOLD insulation
- Riri® Simmetrica weatherproof zippers
- High collar for weather protection
- Breathable water-resistant membrane
- 100% windproof seam-sealed construction
- Two front zip 3-in-1 pockets
- Two interior zippered pockets
- Anchored bottom-hem adjusters
- Interior audio cord valve

AVAILABLE COLORS

- Black with Black interior
- Charcoal with Pop Blue interior
- Navy with Navy interior

RETAIL - $595

INSULATED HOODED WIND JACKET



WINDPROOF 3-SEASON COMFORT AND STYLE

The LOCL® Insulated Hooded Wind Jacket is a lightweight jacket for cold, windy and dry conditions. With 100 grams of PrimaLoft® GOLD insulation, the jacket offers heat retention without the bulk of down. Constructed from a water-resistant Schoeller® microfiber shell and a super soft quilted microfiber ripstop liner, this is an exceptional 3-season piece. The adjustable hood can be cinched down to lock out the wind, while a zipper garage at the collar prevents a cold zipper from pressing against your neck. The jacket features a vertical, zippered chest pocket; a zippered rear essentials pocket; and a unique horizontal front storage pocket. The resulting aesthetic is clean, minimal and modern.

KEY FEATURES

- Schoeller® microfiber performance shell
- 100 grams of PrimaLoft® GOLD insulation
- Pertex® Quantum™ microfiber quilted liner
- Riri® Aquazip weatherproof zippers
- Breathable water-resistant membrane
- 100% windproof seam-sealed construction
- Horizontal front pocket and one chest pocket
- Two interior zippered pockets
- Unique asymmetrical pull over design
- Interior audio cord valve

AVAILABLE COLORS

- Black with Black interior
- Fog Grey with Charcoal interior
- Navy with Pop Blue interior

RETAIL - $395

LIGHTWEIGHT ANORAK



TIMELESS STYLE WITH MODERN PERFORMANCE

Our lightweight performance jacket works great as an all-purpose everyday or as a go-to global travel piece. Designed with a slim-fitting tailored cut, our Lightweight Anorak is designed and built to protect you from cold temperatures, wind and rain. With premium quality PrimaLoft® GOLD insulation, a high-performance Schoeller® microfiber shell and a multitude of pockets, the LOCL® Lightweight Anorak is stylish, functional and timeless. This core piece of our line is versatile enough to be worn everyday around town or while sipping a post-session espresso in Hossegor.

KEY FEATURES

- Schoeller® microfiber performance shell
- 100 grams of PrimaLoft® GOLD insulation
- Pertex® Quantum™ microfiber quilted liner
- Riri® Simmetrica weatherproof zippers
- Breathable water-resistant membrane
- 100% windproof seam-sealed construction
- Two front side pockets and rear essentials pocket
- Two interior zippered pockets
- Anchored bottom-hem adjusters
- Interior audio cord valve

AVAILABLE COLORS

- Black with Black interior
- Fog Grey with Charcoal interior
- Navy with Pop Blue interior

RETAIL - $395

PERFORMANCE SOFTSHELL



COOL WEATHER SURFING SOFTSHELL

The world's finest performance softshell for early morning surf checks and post-session warmth. The LOCL® Performance Softshell offers a perfect balance of insulation, windproofing and breathability. Created as a stylish outer layer to protect against cool and inclement weather, this jacket is versatile enough for all but the coldest conditions. Designed with a tailored fit and crafted with world-class quality, this core piece of the LOCL® collection is functional, comfortable and built to last. Interior and exterior pockets provide additional function.

KEY FEATURES

- Schoeller® performance outer softshell
- Riri® Aquazip weatherproof zippers
- Breathable water-resistant membrane
- High collar for weather protection
- 100% windproof seam-sealed construction
- Two interior zippered pockets
- Interior audio cord valve

AVAILABLE COLORS

- Black with Black interior
- Pop Blue with Navy interior

RETAIL - $395

PERFORMANCE HARDSHELL



STORM WEATHER SURFING HARDSHELL

Our high-performance hardshell keeps you dry, comfortable and protected in stormy and inclement weather. Whether checking the surf in NorCal or on your way downtown, the LOCL® Performance Hardshell offers uncompromising rain protection and breathability. Created as a stylish outer layer, this jacket is versatile and may be worn over layers in cold conditions. Tailored with a streamlined fit and crafted with our signature attention to detail, this core piece the LOCL® collection is built to protect you from the elements.

KEY FEATURES

- Schoeller® performance outer hardshell
- Riri® Aquazip weatherproof zippers
- Breathable waterproof membrane
- High collar for weather protection
- 100% windproof seam-sealed construction
- Asymmetrical straight zip with one chest pocket
- Two interior zippered pockets
- Interior audio cord valve

AVAILABLE COLORS

- Black with Black interior
- Charcoal with Pop Blue interior

RETAIL - $395

LIGHTWEIGHT HOODIE



CASUAL AND FUNCTIONAL EVERYDAY SURFING STYLE

The LOCL® Lightweight Hoodie is a surfer's everyday go-to piece for refined casual style and high quality function. This piece is designed with a modern silhouette, and constructed from a lightweight performance fleece and a soft interior microfiber ripstop liner. The high collar can be zipped up to protect your face from cool weather and the adjustable hood can be cinched down for more complete protection. The jacket also features a vertical, zippered chest pocket; a zippered rear essentials pocket, and two front hand-warmer pockets with concealed zippers on both sides. A smart interior phone pocket with an audio cord valve for headphones completes this modern piece.

KEY FEATURES

- Schoeller® microfleece performance shell
- Pertex® Quantum™ microfiber ripstop liner
- High-collar for wind protection
- Riri® Simmetrica weatherproof zippers
- Windproof seam-sealed construction
- Two front side pockets and one chest pocket
- Interior phone pocket and audio cord valve

AVAILABLE COLORS

- Black with Black detail
- Charcoal with Fog Grey detail
- Navy Blue with Pop Blue detail

RETAIL - $195

LIGHTWEIGHT WIND JACKET



WINDPROOF AND PACKABLE SURFING ESSENTIAL

The LOCL® Lightweight Wind Jacket is designed for temperate surfing conditions, including cool morning surf checks, and sudden showers. The two-way stretch fabric is extremely lightweight and packs down small to fit into an included LOCL® branded pouch. The jacket features a zippered chest pocket and zippered rear essentials pocket. An interior phone pocket with an audio cord valve for headphones adds to the functionality of the jacket. This is an essential and versatile piece for the modern surfer who is always on the go.

KEY FEATURES

- Schoeller® windproof 2-way stretch
- Tailored for style, comfort and performance
- Left chest vertical zippered valuables pocket
- High storm collar for wind protection
- Zippered rear essentials pocket
- Nanosphere® coated for stain protection
- Treated with activesilver™ for moisture control
- Includes branded waterproof drawstring bag

AVAILABLE COLORS

- Black with Black detail
- Fog Grey with Charcoal detail
- Pop Blue with Navy detail

RETAIL - $195

CLASSIC TROUSER



CLASSICALLY TAILORED SURFING TROUSERS

Inspired by durable and casual styles worn by California surfers from the 50s and 60s, the LOCL® Classic Trouser brings an updated silhouette and modern performance to a surfing and global travel essential. These stylish, slim-fitting straight leg pants are made from a lightweight, breathable fabric, which has a slight stretch. The fabric is quick drying, and crease resistant, making the trousers ideal for traveling. The pants feature a flat front and zipper fly closure. In addition to a smart right side slim phone pocket and two front pockets, the pants feature one rear zippered pocket and one rear button-down pocket for function and style.

KEY FEATURES

- Slim fitting straight leg with flat front
- Fine cotton-blend performance fabric
- Slight stretch for comfort and movement
- Right side slim phone and essentials pocket
- Quick drying fabric helps wicks moisture
- Nanosphere® coated for stain protection
- Treated with activesilver™ for moisture control

AVAILABLE COLORS

- Charcoal
- Khaki
- Navy

RETAIL - $225

CLASSIC SHORT



CLASSICALLY TAILORED SURFING SHORTS

The stylish, slim-fitting LOCL® Classic Shorts are made from a lightweight, breathable fabric and designed with modern performance in mind. These straight leg shorts are made from a lightweight fabric, which has a slight stretch. The fabric is quick drying, and crease resistant, making the shorts excellent for travel. The shorts feature a flat front and zipper fly closure. In addition to a smart right side slim phone pocket and two front pockets, the pants feature one rear zippered pocket and one rear button-down pocket for function and style.

KEY FEATURES

- Flat front with zippered fly
- Fine cotton-blend performance fabric
- Slight stretch for comfort and movement
- Right side slim phone and essentials pocket
- Quick drying fabric helps wicks moisture
- Nanosphere® coated for stain protection
- Treated with activesilver™ for moisture control

AVAILABLE COLORS

- Charcoal
- Light Blue
- Navy

RETAIL - $165

LONGSLEEVE BUTTONDOWN



CASUALLY SOPHISTICATED SURFING BUTTONDOWN

Designed for refined and stylish everyday wear, the LOCL® Lightweight Buttondown uses a fine cotton-blend performance fabric with a semi-tailored cut. The result is a high-quality shirt with a modern silhouette, which belongs in every surfer's closet. The shirt breathes and protects, while allowing a slight stretch for performance and comfort. Versatile and stylish enough for casual office days downtown or post-session evenings for a night out in Tokyo. We have finished the shirt with a slim rear phone and essentials pocket, and our signature attention to detail.

KEY FEATURES

- Fine cotton-blend performance fabric
- Slight stretch for comfort and movement
- Rear right side slim phone and essentials pocket
- Quick drying fabric helps wicks moisture
- Nanosphere® coated for stain protection
- Treated with activesilver™ for moisture control

AVAILABLE COLORS

- White
- Light Blue
- Navy

RETAIL - $165

SHORTSLEEVE BUTTONDOWN



WARM CLIMATE SURFING BUTTONDOWN

Designed for refined and relaxed everyday wear, the LOCL® Shortsleeve Buttondown uses a fine cotton-blend performance fabric with a semi-tailored cut. The result is a high-quality shirt with a modern yet casual silhouette. The shirt breathes and protects, while allowing a slight stretch for performance and comfort. Versatile and stylish enough for casual business lunches or post-session evenings at the pub. We have finished the shirt with a slim rear phone and essentials pocket, and our signature attention to bespoke detail.

KEY FEATURES

- Fine cotton-blend performance fabric
- Slight stretch for comfort and movement
- Rear right side slim phone and essentials pocket
- Quick drying fabric helps wicks moisture
- Nanosphere® coated for stain protection
- Treated with activesilver™ for moisture control

AVAILABLE COLORS

- White
- Light Pink
- Navy

RETAIL - $145

LONGSLEEVE MERINO POLO





CLASSICALLY REFINED SURFING STYLE

A slim-fitting but casual longsleeve polo in a merino performance fabric that takes its style cues from the golden age of surfing. One buttoned front left chest pocket recalls styles worn by the Malibu greats of the 50s and 60s. The LOCL® Longsleeve Merino Polo has a modern four button collar and a narrow placket for a clean, minimal aesthetic. The cut is modern, and accented by a slim rear valuables pocket that allows essentials to be stored with minimal hassle.

KEY FEATURES

- Fine merino performance fabric
- Stretch for comfort and movement
- Narrow placket with deep four button collar
- Left front buttoned chest pocket
- Rear right side slim phone and essentials pocket
- Naturally antibacterial and resists moisture
- Soft to the skin and itch-free
- Flatlock stitched seems

AVAILABLE COLORS

- White
- Black
- Navy

RETAIL - $165

SHORTSLEEVE MERINO POLO





EVERYDAY CASUAL SURFING SOPHISTICATION

A casual yet refined slim-fitting shortsleeve polo in a merino performance fabric that takes style cues from the golden age of California surfing. One buttoned front left chest pocket recalls styles worn by the Malibu greats of the 50s and 60s. The LOCL® Shortsleeve Merino Polo has a modern four button collar and a narrow placket, for a clean, minimal aesthetic. The cut is modern, and accented by a slim rear buttoned valuables pocket that allows essentials to be stored with ease.

KEY FEATURES

- Fine merino performance fabric
- Stretch for comfort and movement
- Narrow placket with deep four button collar
- Left front buttoned chest pocket
- Rear right side slim phone and essentials pocket
- Naturally antibacterial and resists moisture
- Soft to the skin and itch-free
- Flatlock stitched seems

AVAILABLE COLORS

- White
- Black
- Navy

RETAIL - $145

LONGSLEEVE MERINO BUTTONDOWN



VERSATILE PERFORMANCE BUTTONDOWN

Based off the design of our Lightweight Buttondown, yet warmer for cooler weather, the LOCL® Longlseeve Merino Buttondown is a surfing staple. With a high-quality merino fabric the shirt breathes and protects, while allowing a slight stretch for performance and comfort. Versatile and stylish enough for cooler days downtown, this piece is equally at home during cold weather evenings in towns across the globe. Tailored for a refined fit, and finished with bespoke detail. The merino buttondown makes a great travel companion. World-class construction ensures years of durability.

KEY FEATURES

- High-quality merino fabric
- Slight stretch for comfort and movement
- Unique covered placket design
- Rear right side slim phone and essentials pocket
- Naturally antibacterial and resists moisture
- Soft to the skin and itch-free
- Flatlock stitched seems

AVAILABLE COLORS

- Black with grey patterns
- Navy with charcoal patterns

RETAIL - $185

LOCL® COTTON T-SHIRT


LOCL

HIGH-QUALITY LIGHTWEIGHT LOCL® T-SHIRT

LOCL® has partnered with the Surfrider Foundation to create a limited edition organic cotton t-shirt that will benefit our customers' local surfing communities. With elevated classic style, this high-quality lightweight jersey cotton t-shirt features a refined silhouette and understated LOCL® branding. A slim fit crew neck with a slightly longer cut gives the shirt a smart appearance. All profits from this piece are donated to the local Surfrider Foundation chapter of our customer's choice.

KEY FEATURES

- Lighter weight 100% pima organic cotton
- Slim fit with stretch for comfort and movement
- Contrast inner stitching
- Vertical LOCL® screen printed on lower right

AVAILABLE COLORS

- White
- Black
- Navy

RETAIL - $65

LONGSLEEVE MERINO BASELAYER



LONGSLEEVE PERFORMANCE FOUNDATION LAYER

The high performance and quality of this base layer will amaze. It will keep you cool and comfortable on hot summer days and warm and comfortable as a first layer on the coldest of days in deep winter. The LOCL® Longsleeve Merino Baselayer helps regulate body temperature regardless of the weather. Made from 100% fine merino wool, our base layers are naturally anti-bacterial and resistant to odor. Quick to wick moisture vapor from the skin, they are soft to the touch and itch free. All seams are flatlock stitched for comfort. Our merino baselayers can be used in the surf.

KEY FEATURES

- Fine merino performance fabric
- Stretch for comfort and movement
- Naturally antibacterial and resists moisture
- Soft to the skin and itch-free
- Flatlock stitched seems

AVAILABLE COLORS

- Charcoal
- Black

RETAIL - $95

SHORTSLEEVE MERINO BASELAYER



SHORTSLEEVE PERFORMANCE FOUNDATION LAYER

The value of our high performance base layer is impressive. It will keep you cool and comfortable on hot summer days and warm and comfortable as a first layer on cool days. The LOCL® Shortsleeve Merino Baselayer helps regulate body temperature regardless of the weather. Made from 100% fine merino wool, our base layers are naturally anti-bacterial and resistant to odor. Quick to wick moisture vapor from the skin, they are soft to the touch and itch free. All seams are flatlock stitched for comfort. Our merino base-layers can be used in the surf.

KEY FEATURES

- Fine merino performance fabric
- Stretch for comfort and movement
- Naturally antibacterial and resists moisture
- Soft to the skin and itch-free
- Flatlock stitched seems

AVAILABLE COLORS

- Charcoal
- Navy

RETAIL - $85



SURFING'S FINEST BOARDSHORTS

Inspired by the Malibu classics of the 50s and 60s, our award-winning boardshorts bring modern design, timeless appeal and world-class craftsmanship to surfing's most essential item. The LOCL® Classic Boardshort is cut from a lightweight and flexible four-way stretch material, and is designed for performance, comfort, and casual, understated style. The fabric UV protects, and the boardshorts are quick drying. Our premium construction ensures durability. Available in both 9-inch and 11-inch inseams.

KEY FEATURES

- Schoeller® dynamic quick dry 4-way stretch
- Tailored for style, comfort and performance
- Available in both 9-inch and 11-inch inseams
- Front right side slim valuables pocket
- Drawstring cord and button fly
- Nanosphere® coated for stain protection
- Treated with activesilver™ for moisture control
- Includes branded waterproof drawstring bag

AVAILABLE COLORS

- White with Black stripe
- Navy with Pop Blue stripe
- Maroon with White stripe

RETAIL - $185



MULTI-PURPOSE ALL-DAY BOARDSHORTS

Taking the silhouette of our Classic Boardshort a step further through the addition of side pockets and an inner liner, the LOCL® Resort Boardshort is a stylish short you can wear in the ocean all-day then up to the resort poolside bar. A perfect multi-purpose short, which is tailored for style, comfort and performance. Wear on and off the beach and in and out of the water. The Resort Boardshort is a perfect companion for enjoying the luxuries of global travel with minimal hassle. Available in both 7-inch and 9-inch inseams.

KEY FEATURES

- Schoeller® dynamic quick dry 2-way stretch
- Tailored for style, comfort and performance
- Available in both 7-inch and 9-inch inseams
- Two angled front side zippered pockets
- Rear slim valuables zippered pocket
- Durable snap closure and zipper fly
- Nanosphere® coated for stain protection
- Treated with activesilver™ for moisture control
- Includes branded waterproof drawstring bag

AVAILABLE COLORS

- White
- Light Blue
- Maroon

RETAIL - $225

CALIFORNIA HERITAGE BOARDSHORT



HONORING CALIFORNIA'S SURFING HERITAGE

With a nod to legendary Malibu surfer Miki Dora, our California Heritage Boardshort combines classic design, with modern craftsmanship and uncompromising performance to surfing's most iconic piece of apparel. The LOCL® California Heritage Boardshort is cut from a lightweight and durable four-way stretch technical material, and is designed for casual, understated style made famous during the golden era of California surfing. A percentage of sales benefit the Malibu chapter of the Surfrider Foundation.

KEY FEATURES

- Schoeller® dynamic quick dry 4-way stretch
- Tailored for style, comfort and performance
- Available in both 9-inch and 11-inch inseams
- Front right side slim valuables pocket
- Single drawstring cord and button fly
- Nanosphere® coated for stain protection
- Treated with activesilver™ for moisture control
- Includes branded waterproof drawstring bag

AVAILABLE COLORS

- White with Black stripes
- Black with White stripes

RETAIL - $185

HAWAIIAN HERITAGE BOARDSHORT



REVERENCE FOR HAWAIIAN SURFING HERITAGE

In partnership with the Aikau family and the Hawaiian Surfrider Foundation, we have created the LOCL® Hawaiian Heritage Boardshort. Inspired by the classic style of legendary waterman Eddie Aikau, this boardshort combines our signature quality craftsmanship and uncompromising modern performance to Hawaii's most iconic boardshort style. The LOCL® Hawaiian Heritage Boardshort is made from a durable four-way stretch material, and is designed for performance, and casual, understated style. A percentage of sales benefit the Hawaiian Surfrider Foundation and the Aikau family trust.

KEY FEATURES

- Schoeller® dynamic quick dry 4-way stretch
- Tailored for style, comfort and performance
- Available in both 9-inch and 11-inch inseams
- Front right side slim valuables pocket
- Single drawstring cord and button fly
- Nanosphere® coated for stain protection
- Treated with activesilver™ for moisture control
- Includes branded waterproof drawstring bag

AVAILABLE COLORS

- White with Red stripe
- Red with White stripe

RETAIL - $185

LONGSLEEVE UV RASHGUARD


LOCL



ESSENTIAL SURFWEAR PROTECTION

Designed for board rash and sun protection, the LOCL® Longsleeve UV Rashguard is a surfing essential. Tailored for a high-quality fit, our rashguard is rated 50+ UPF for sun protection, and provides day-long comfort in and out of the ocean. The rashguard is made of a premium technical material created exclusively for LOCL®, which gives maximum stretch, comfort and performance. Understated in style, the LOCL® Longsleeve UV Rashguard sets a new standard in surfwear design, performance and quality.

KEY FEATURES

- Exclusive quick dry 4-way superstretch
- Seamless stitch-free construction
- UVA/UVB UPF rated 50+ protection
- Rear right side slim valuables pocket
- Laser-cut bonded thumb holes
- Nanosphere® coated for stain protection
- Treated with activesilver™ for moisture control
- Includes branded waterproof drawstring bag

AVAILABLE COLORS

- White
- Black
- Navy

RETAIL - $185

LONGSLEEVE WETSUIT TOP


LOCL



AWARD-WINNING WETSUIT DESIGN

Inspired by the classic wetsuit styles of the 70s, the LOCL® Longsleeve Wetsuit Top brings modern design and world-class construction to an iconic piece of surfwear. Our finest quality wetsuit top is cut from a luxurious and exceptionally soft Japanese limestone neoprene rubber, which is lighter, more flexible, more buoyant, and significantly more friendly to the environment than traditional oil-based neoprene. The LOCL® Longsleeve Wetsuit Top is designed to take the chill out of windy days and the hurt out of a reef bounce. This piece can be worn everywhere from Malibu to the reef passes of Tahiti.

KEY FEATURES

- Luxuriously soft 2mm Yamamoto® neoprene
- Anatomical paneling for fit and flexibility
- Flatlock seams for comfort and durability
- Rear entry zipper for easy entry
- Low scoop collar for rash protection
- Front waist cinch loop

AVAILABLE COLORS

- Black with Black detail
- Black with White detail

RETAIL - $285

LONGSLEEVE SPRING WETSUIT


LOCL

THREE-SEASON SURFING PERFORMANCE

The LOCL® Longsleeve Spring Wetsuit builds upon the success and innovation of our Longsleeve Wetsuit Top. Our finest quality longsleeve spring wetsuit is cut from a luxurious and exceptionally soft Japanese limestone neoprene rubber, which is lighter, more flexible, more buoyant, and significantly more friendly to the environment than traditional oil-based neoprene. The LOCL® Longsleeve Spring Wetsuit is designed for cool water three-season use. This wetsuit represents the finest quality in the world for those who demand the very best.

KEY FEATURES

- Luxuriously soft 2mm Yamamoto® neoprene
- Strategic anatomical paneling for fit and flexibility
- Flatlock seams for comfort and durability
- Top-entry zipper for easy entry
- Low scoop collar for rash protection

AVAILABLE COLORS

- Black with Black detail
- Black with White detail

RETAIL - $395

FULL WETSUIT


LOCL

SURFING'S FINEST WETSUIT

The LOCL® Full Wetsuit builds upon the success and innovation of our world-class design team. Our finest quality full wetsuit is cut from a luxurious and exceptionally soft Japanese limestone neoprene rubber, which is lighter, more flexible, more buoyant, and significantly more friendly to the environment than traditional oil-based neoprene. The LOCL® Full Wetsuit is designed for year-round use in some locations and for seasonal use in others. This suit represents the finest quality surfing wetsuit in the world for those who demand the absolute best. Available in 2mm and 3mm.

KEY FEATURES

- Luxuriously soft 2mm and 3mm Yamamoto® neoprene
- Strategic anatomical paneling for fit and flexibility
- Flatlock seams for comfort and durability
- Top-entry zipper for easy entry
- Low scoop collar for rash protection

AVAILABLE COLORS

- Black with Black detail
- Black with White detail

RETAIL - 2MM $495.00, 3MM $595.00